November 7, 2024

Mitesh Thakkar
Chief Financial Officer
CONSOL Energy Inc.
275 Technology Drive Suite101
Canonsburg, PA 15317-9565

       Re: CONSOL Energy Inc.
           Form 10-K for the Fiscal Year Ended December 31,2023
           Filed February 9, 2024
           File No. 001-38147
Dear Mitesh Thakkar:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Hannah Frank